SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, NY 10017

November 20, 2007

Re:	BlackRock FundsSM (File No. 811-05742)
BlackRock Bond Allocation Target Shares (File No. 811-21457)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn:  Filing Desk

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 17g-1 (g) of the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of BlackRock FundsSM  and BlackRock Bond Allocation Target Shares (the “Funds”) are the following documents:

• A copy of the Extended Fidelity Bond Endorsement; and

• A Secretary’s Certificate certifying resolutions regarding the fidelity bond extension adopted by the Board of Trustees of each of the Funds.

The premium for the extension of the bond fidelity bond has been paid for the period September 29, 2006 to November 1, 2007.

Any questions or communications should be directed to David Wohl at 212-455-7937.

Very truly yours,
/s/Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:           Brian P. Kindelan, (BlackRock Advisors, LLC)

VIGILANT INSURANCE COMPANY
Endorsement No.:	12
Bond Number:	81622036

NAME OF ASSURED: BLACKROCK FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD	from 12:01 a.m. on	September 29, 2006
	to 12:01 a.m. on	November 1, 2007

This Endorsement applies to loss discovered after 12:01 a.m. on September 29, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 10, 2007

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

BlackRock FundsSM

BlackRock Bond Allocation Target Shares

ASSISTANT SECRETARY’S CERTIFICATE

I, Denis R. Molleur, the duly elected and acting Assistant Secretary of each of BlackRock FundsSM and BlackRock Bond Allocation Target Shares (each, a “Fund” and collectively, the “Funds”), hereby certify that the following resolutions regarding the extension of the Funds’ fidelity bond were duly adopted by the Board of Trustees of each Fund on May 30, 2007, are in full force and effect and have been so since such date.

RESOLVED, that the Fidelity Bond, which names each Fund as insured having an aggregate coverage limit of $10,000,000 per single loss, issued by Vigilant Insurance Company, a member company of The Chubb Group of Insurance Companies, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees from time to time of the Funds, containing such provisions as may be required by the rules promulgated under the 1940 Act, be, and hereby is, authorized to be extended upon expiration of the current term (September 29, 2007) until the Board consolidation as discussed at this meeting is approved by shareholders;

FURTHER RESOLVED, that the officers of each Fund be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond from time to time in order to enable the Fund to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that each Fund’s Assistant Treasurer, Secretary or Assistant Secretary, be, and each hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such a bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the Joint Insured Bond Agreement for the Funds, as presented at this meeting be, and hereby is, approved with respect to the Portfolios by the Board of Trustees and separately by the Trustees who are not “interested persons” of the Fund under the 1940 Act, with such changes as the officers, with the advice of Fund counsel, may deem necessary or advisable (such determination to be conclusively evidenced by such changes); and

FURTHER RESOLVED, that the officers of the Fund be, and each hereby is, authorized and directed to execute and deliver said Agreement.

	By:	/s/ Denis R. Molleur
Denis R. Molleur, Esq.
Assistant Secretary

Dated: November 16, 2007